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SEC FILE NUMBER
8-45150

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTL Fillmore Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1441 W Ute Blvd, Suite 280
(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Graham Wilson	(205) 414-3324	graham.wilson@stonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

5/17/2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Porzio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INTL Fillmore Advisors LLC., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA CASTILLO
Notary Public
State of Florida
Comm# HH329805
Expires 11/7/2026

Signature:

Title: Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
INTL Fillmore Advisors LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of INTL Fillmore Advisors, LLC (a Delaware corporation) as of December 31, 2022, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of INTL Fillmore Advisors LLC and Subsidiary as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of INTL Fillmore Advisors LLC and Subsidiary's management. Our responsibility is to express an opinion on INTL Fillmore Advisors LLC and Subsidiary's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to INTL Fillmore Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as INTL Fillmore Advisors LLC and Subsidiary's auditor since 2022.
Birmingham, Alabama
February 22, 2023

INTL FILLMORE ADVISORS LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of StoneX Group Inc.)
Consolidated Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	5,857,421
Deposits with and receivables from clearing broker		2,629,407
Accounts receivable, net		1,853,563
Equipment (less accumulated depreciation of $35,022)		6,470
Goodwill		1,896,630
Intangible assets (less accumulated amortization of $500,000)		250,000
Other assets		47,477
TOTAL ASSETS	$	12,540,968
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Commissions and bonuses payable	$	1,747,634
Due to parent		1,043,228
Due to affiliates		70,095
Accounts payable and accrued expenses		810,375
TOTAL LIABILITIES		3,671,332
MEMBER'S EQUITY		8,869,636
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,540,968

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Nature of Business

INTL Fillmore Advisors LLC (The "Company") was formed as a Delaware limited liability company and is a wholly owned subsidiary of StoneX Group Inc. (StoneX or The Parent). The Company is a registered broker-dealer with Financial Industry Regulation Authority (FINRA) and the Securities and Exchange Commission ("SEC"). The Company operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. The Company is exempt from the requirements of rule 15c3-3 of the SEC since it does not take custody of any customer funds or securities. In 2017, the Company opened a wholly-owned subsidiary, Fillmore Advisors Canada, ULC, which operates in Canada and is solely responsible for the remittance of compensation for two employees domiciled in Canada. Fillmore Advisors Canada, ULC does not receive any fees nor does it incur any expenses other than wages and associated employer costs.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

This consolidated statement of financial condition includes the accounts of INTL Fillmore Advisors LLC and its wholly-owned subsidiary, Fillmore Advisors Canada, ULC ("Fillmore"). All significant intercompany transactions and balances have been eliminated.

(b) Basis of Accounting

The consolidated statement of financial condition is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Income Taxes

The Company is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the statement of financial condition. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

(d) Equipment

Equipment is carried at cost less accumulated depreciation.

(e) Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is tested for impairment whenever impairment indicators are present. There were no indications of impairment as of December 31, 2022.

(f) Intangible assets, net

Identifiable intangible assets have an estimated period of benefit of five years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest the carrying value of an asset or group of assets may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(h) Accounts receivable, net

Accounts receivable, net includes amounts receivable from clients for commissions earned on transactions executed on the client's behalf. Accounts receivable, net includes allowances for credit losses which reflect the Company's best estimate of probable losses inherent in the accounts. In determining expected credit losses, the Company considers a number of factors including, but not limited to, historical collection experience, expected collectability, payment terms and aging of the financial asset. The allowance for credit losses related to receivables from clients was $108,705 as of December 31, 2022.

(i) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(3) Intangible assets

During the year ended December 31, 2019, the Company recorded a definite-lived intangible asset subject to amortization of $750,000 for client-based assets acquired through an acquisition. The intangible asset has a balance of $250,000.

(4) Deposits with and receivables from clearing broker

The Company is required to maintain a deposit of $250,000 according to the terms of its fully disclosed clearing agreement with its clearing firm, BofA Securities, Inc. This deposit is refundable to the Company upon termination of the agreement. The Company clears securities transactions through this clearing firm. Receivables due to or from the clearing firms are reconciled monthly.

(5) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's statement of financial condition.

(6) Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2022, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

(7) Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for such indemnifications.

(8) Related-Party Transactions

StoneX Financial Inc. (SFI) and the Parent provide management, consulting, and financial services to the Company. The Parent also provides office space to the Company in the normal course of operations.

The Due to parent balance at year-end represents allocated expenses, payroll and invoices paid by the Parent on behalf of the Company. The Due to affiliates balance primarily represents amounts due to SFI for allocated expenses and soft dollar services in which the affiliate manages the soft dollar bill payments on behalf of the Company. All material intercompany balances are cleared on a monthly basis.

(9) Retirement Plan

The Company has a qualified retirement plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the plan is based on certain percentages of the employees' eligible compensation. The plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

(10) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $6,123,711, which was $5,878,955 in excess of its required net capital of $244,756. The ratio of aggregate indebtedness to net capital was 0.59.

(11) Subsequent Events

The Company has evaluated subsequent events and their potential effects on the statement of financial condition through the date of the issued consolidated statement of financial condition. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2022 statement of financial condition.